

Mail Stop 4631

February 27, 2018

Casey K. McGarvey
Chief Legal Officer
Purple Innovation, Inc.
123 East 200 North
Alpine Utah, 84004

> **Re:** **Purple Innovation, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 14, 2018**
> **File No. 333-223030**

Dear Mr. McGarvey:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have submitted a confidential treatment request with respect to an exhibit filed on February 14, 2018 with your Form 8-K/A, which has been incorporated by reference into this registration statement. Please be advised that we will not be in a position to declare your registration statement effective until all outstanding comments, if any, on your request for confidential treatment have been cleared.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3754 with any other questions.

            Sincerely,

            /s/ Asia Timmons-Pierce, *for*

            Pamela A. Long
            Assistant Director
            Office of Manufacturing and
            Construction

cc: Nolan Taylor, Esq.